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PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
RESIGNATION OF DIRECTOR
AND
AMENDMENT TO AGM CIRCULAR

The Company has been notified by Mr Wang Yilin, a non-executive director of the Company, of his resignation as director of the Company due to his recent appointment as Chairman of China National Offshore Oil Corporation.
Due to Mr Wang’s resignation, the ordinary resolution in respect of the re-election of him as director of the Company as set out in the AGM Circular is no longer applicable and will not be considered at the AGM.
RESIGNATION OF DIRECTOR
PetroChina Company Limited (the “Company”) has been notified by Mr Wang Yilin, a non-executive director of the Company, of his resignation as director of the Company due to his recent appointment as Chairman of China National Offshore Oil Corporation. Mr Wang confirmed that he has no disagreement with the board of directors of the Company (the “Board”) and the Company and there are no other matters in relation to his resignation that need to be brought to the attention of the shareholders of the Company. The resignation of Mr Wang has taken immediate effect. Accordingly, Mr Wang also ceased to serve as member of the Investment and Development Committee of the Board. The Board expresses its sincere gratitude to Mr Wang for his contribution to the Company during his term of office.

AMENDMENT TO AGM CIRCULAR
Reference is made to the circular of the Company dated 1 April 2011 for the Company’s 2010 annual general meeting (the “AGM”) to be held on 18 May 2011 (the “AGM Circular”) in respect of, among other things, the election and appointment of directors and supervisors of the Company.
Due to Mr Wang’s resignation, the ordinary resolution in respect of the re-election of him as director of the Company as set out in the AGM Circular is no longer applicable and will not be considered at the AGM. Shareholders of the Company are reminded to read the AGM notice of the Company dated 1 April 2011, including its notes, for details in respect of other resolutions to be considered at the AGM, eligibility for attending the AGM, proxy, closure of register of members and other relevant matters.
If any additional candidate is to be elected at the AGM as director of the Company, the Company will notify its shareholders in accordance with applicable laws, regulations, rules and the articles of association of the Company.
Saved as disclosed above, no change has been made to information set out in the AGM Circular.

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board
Beijing, the PRC
15 April 2011
As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive directors.

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